

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 18, 2008

Charles Y. Tanabe, Senior Vice President
Ascent Media Corporation
12300 Liberty Blvd.
Englewood, CO 80112

> **Re: Ascent Media Corporation**
> **Form 10-12G**
> **Filed June 13, 2008**
> **File No. 000-53280**

Dear Mr. Tanabe:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Renee L. Wilm
Baker Botts L.L.P.
Via facsimile: (212) 259-2503